Exhibit 99.1

Dr. Raddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel : +91 40 4900 2900
Fax : +91 40 4900 2999
Email: mail@drreddys.com
www.drreddys.com

October 25, 2018

Corporate Relationship Department		National Stock Exchange of India Ltd.
BSE Limited		“Exchange Plaza”
Dalal Street, Fort		Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001		Mumbai – 400 051
Fax Nos.:	022-22723121 / 22723719 /	Fax Nos.:	022-26598120/ 26598237/
	22722037 / 22722039		26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Appointment of Mr. Leo Puri as an Additional Director, categorized as Independent, on the Board of the Company

Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we would like to inform you that Mr. Leo Puri has been appointed as an Additional Director, categorized as Independent, on the Board of Dr. Reddy's Laboratories Ltd., for a period of five years, effective October 25, 2018. His appointment is subject to approval of shareholders.

Mr. Leo Puri was the Managing Director of UTI Asset Management Co. Ltd. from August 2013 to August 2018.

In his career of more than 30 years, Mr. Puri has previously worked as Director with McKinsey & Company and as Managing Director with Warburg Pincus. Mr. Puri has worked in the UK, USA and Asia. Since 1994, he has been based in India. At McKinsey, he has advised leading financial institutions, conglomerates and investment institutions in strategy and operational issues. He has contributed to the development of knowledge and public policy through advice to regulators and government officials.

At Warburg Pincus, he was responsible for leading and managing investments across industries in India. He also contributed to financial services investments in the international portfolio as a member of the global partnership.

Mr. Puri has a Master’s degree in P.P.E. from University of Oxford, and a Master’s degree in Law from University of Cambridge.

Mr. Puri has held non-executive board positions at Infosys, Bennett Coleman & Co., Max New York Life and Max Bupa Health Insurance. He is a also director on the Board of Hindustan Unilever Limited.

Mr. Puri is not related to any of the Directors on the Board of the Company. Further to Stock Exchange Circular dated July 20, 2018, it is hereby confirmed that Mr. Puri is not debarred from holding the office of director by virtue of any SEBI order or any other such authority.

This is for your information and records.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)